

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2021

Gregory A. Sigrist
Executive Vice President and Chief Financial Officer
Metropolitan Bank Holding Corp.
99 Park Avenue
New York, New York 10016

> **Re: Metropolitan Bank Holding Corp.**
> **Registration Statement on Form S-3**
> **Filed March 12, 2021**
> **File No. 333-254197**

Dear Mr. Sigrist:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance